Eaton Vance Distributors, Inc.

Two International Place

Boston, MA 02110

Office (617) 482-8260

www.eatonvance.com

VIA EDGAR

January 26, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Valerie J. Lithotomos

eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside

Registration Statement on Form N-2

File Nos. 333-163101 and 811-22348

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we as sole underwriter wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on December 22, 2011 and the Preliminary Prospectus dated December 21, 2011 began on December 28, 2011 and is expected to conclude at approximately 3:00 p.m., January 26, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 7,500 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the 1933 Act Rules, the undersigned, as sole underwriter of the offering of common shares of 811-22348 (the “Trust”), hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m., Eastern Standard Time, on January 26, 2012, or as soon thereafter as practicable.

Sincerely,

EATON VANCE DISTRIBUTORS, INC.

By:	/s/ Frederick S. Marius
Name:	Frederick S. Marius
Title:	Vice President, Secretary
Clerk and Chief Legal Officer